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EDWARD A. LAPEKAS
Chairman of the Board and
Chief Executive Officer

April 10, 2000

Dear Stockholder:

    I am pleased to inform you that American National Can Group, Inc. has entered into a merger agreement with Rexam PLC, pursuant to which a wholly owned indirect subsidiary of Rexam has commenced a tender offer to purchase all of the outstanding shares of American National Can's common stock for $18.00 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of American National Can's shares outstanding on a fully diluted basis being tendered and not withdrawn and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of American National Can common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TERMS OF THE REXAM OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, AMERICAN NATIONAL CAN'S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT AMERICAN NATIONAL CAN'S STOCKHOLDERS ACCEPT THE REXAM OFFER AND TENDER THEIR SHARES OF AMERICAN NATIONAL CAN COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, Deutsche Bank
Securities Inc., that, as of the date of the opinion, the consideration to be received by the holders of American National Can common stock pursuant to the merger agreement with Rexam is fair from a financial point of view to American National Can's stockholders. A copy of Deutsche Bank Securities Inc.'s written opinion, which sets forth the assumptions made, procedures followed and matters considered by Deutsche Bank Securities Inc. in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are the Rexam Offer to Purchase, dated April 10, 2000, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          /s/ Edward A. Lapekas

                                          Edward A. Lapekas

                                          Chairman of the Board and
                                            Chief Executive Officer

American National Can Group, Inc.  8770 West Bryn Mawr Avenue, Chicago, Illinois
60631                                                             (773) 399-3000